S 17009119

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53565

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Floor 41
(No. and Street)

Boston (City) | Massachusetts (State) | 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul G. Martins 617-531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street (Address) | Boston (City) | Massachusetts (State) | 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET L. LEONARD
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 5, 2021

Signature

Chief Finanical Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WFS, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▵ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WFS, LLC

We have audited the accompanying statements of financial condition of WFS, LLC (the "Company") as of December 31, 2016 and 2015, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WFS, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession of Control Requirements Pursuant to Rule 15c3-3 (exemption), have been subjected to audit procedures performed in conjunction with the audits of WFS, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession of Control Requirements Pursuant to Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 27, 2017

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2016 AND 2015

Statements of Financial Condition

	2016	2015
Assets		
Cash	$ 76,816	$ 71,329
Deposits with clearing brokers	-	25,000
Receivables from non-customers	27,321	26,896
Prepaid expenses	7,375	7,467
Total Assets	$ 111,512	$ 130,692
Liabilities and Member's equity		
Liabilities		
Accounts payable and accrued expenses	$ 15,450	$ 14,068
Due to member for administrative services	2,180	7,316
Total Liabilities	17,630	21,384
Member's Equity	93,882	109,308
Total Liabilities and Member's Equity	$ 111,512	$ 130,692

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenue		
Commissions	$ 4	$ 27,995
Performance fees	36,328	99,918
Placement fees	30,558	29,562
Rule 12b-1 fees	670	4,382
Interest income	73	9,220
Total Revenue	$ 67,633	$ 171,077
Expenses		
Wages and commissions	$ 33,348	$ 57,960
Administrative services	60,934	116,196
Clearing and execution fees	2,142	18,500
Audit and accounting fees	14,530	13,993
Regulatory fees and licenses	11,270	14,641
Other operating expenses	20,835	60,560
Total Expenses	143,059	281,850
Net Loss	$ (75,426)	$ (110,773)

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Member's Equity - January 1, 2015	$	70,081
Capital Contributions		150,000
Net Loss		(110,773)
Member's Equity - December 31, 2015		109,308
Capital Contributions		60,000
Net Loss		(75,426)
Member's Equity - December 31, 2016	$	93,882

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (75,426)	$ (110,773)
Adjustments to reconcile net loss to net cash provided by (Used in) operating activities:		
(Increase) decrease in:		
Deposits with clearing brokers	25,000	-
Receivables from non-customers	(425)	(11,954)
Prepaid expenses	93	1,579
Increase (decrease) in:		
Accounts payable and accrued expenses	1,382	494
Due to member for administrative services	(5,137)	(4,706)
Total Adjustments	20,913	(14,587)
Cash Used in Operating Activities	(54,513)	(125,360)
Cash Flows from Financing Activities		
Capital Contributions	60,000	150,000
Cash Provided by Financing Activities	60,000	150,000
Net Increase in Cash	5,487	24,640
Cash, Beginning of Year	71,329	46,689
Cash, End of Year	$ 76,816	$ 71,329

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC ("WIC").

The Company is engaged in business as a SEC registered broker-dealer. Currently, the Company's primary business line is facilitating approved private placements.

Previously, the Company engaged other broker-dealers on a fully disclosed basis for the execution and clearance of trades and the maintenance of customer accounts. When engaged in this business line, the Company did not carry securities accounts for customers and did not perform custodial functions relating to customer securities.

As of January 29, 2016 the Company has determined to suspend certain business activities including, (a) broker or dealer retailing corporate equity securities over-the-counter (b) non-exchange member arranging for transactions in listed securities by exchange member; and (c) mutual fund broker. The Company may consider entering into a new clearing agreement in the future and at that time clear all transactions on a fully disclosed basis through its new clearing agreement. The Company will continue its activities in the area of private placement of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Trading income and commission income are recognized on a trade date basis. Performance fees and placement fees are recognized based on the terms of the underlying agreements and as such services are provided and collectability is reasonably assured. Receivables arising from commissions are generally collected within thirty days.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary as of December 31, 2016 and 2015

INCOME TAXES

The Company is classified as a partnership for income tax purposes. Therefore, federal and state taxes are not payable or provided by the Company. As a single member LLC, the Company's results are included in the tax return of its parent company, WIC. The members of WIC are individually liable for the taxes in their share if WIC's income.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based in their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income taxes, if identified, are classified as addition income taxes in the Statement of Operations. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2016 or 2015. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statues of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company is no longer subject to federal or state tax examinations by taxing authorities of years before 2013.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available for issuance. All material subsequent events requiring adjustments to or disclosure in the financial statements are reflected therein.

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement ("the Agreement"). Pursuant to the

NOTE 3 – RELATED PARTY TRANSACTIONS *(CONTINUED)*

Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Expenses for registered representative compensation for the year ended December 31, 2016 amounted to $33,348. Administrative service expenses for the year ended December 31, 2016 amounted to $60,934.

For the year ended December 31, 2015, expenses for the compensation of registered representatives and administrative service expenses amounted to $57,960 and $116,196, respectively.

The Company entered into a Private Placement Agreement on January 2, 2014 with WIC, the administrative manager of Wainwright Renaissance Fund 1 L.P. ("Wainwright Renaissance") and Wainwright Capital Partners, LLC a wholly owned subsidiary of WIC and General Partner to Wainwright Renaissance. Wainwright Renaissance is a pooled investment vehicle that is not registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), in reliance upon section 3(c)(7) of the 1940 Act. Under this agreement, the Company acts as a Placement Agent to Wainwright Renaissance. As Placement Agent, the Company is authorized to offer and sell interests via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement, the Company shall receive 25% of the Management Fee within 30 business days following the receipt of payment to WIC of the Management Fee related to approved investors. For the years ended December 31, 2016 and December 31, 2015, the Placement Fee Income from Wainwright Renaissance amounted to $20,420 and $15,756, respectively.

The Company entered into a Private Placement Agreement of January 2, 2014 with Dreadnought GP, LLC ("Dreadnought GP") General Partner to Wainwright Dreadnought Master Fund L.P. ("Master Fund"), a Cayman Islands Limited Partnership and Wainwright Dreadnought Fund L.P. ("Domestic Feeder Fund"), a Delaware Limited Partnership, and with Dreadnought Management, LLC ("Dreadnought Management") the Manager to the Master Fund, Domestic Feeder Fund, and Wainwright Dreadnought Fund Ltd. ("Off-Shore Feeder Fund") a Cayman Islands exempted company.

The Domestic Feeder Fund and Off-Shore Feeder Fund are feeder funds to the Master Fund (collectively "the Dreadnought Funds"). The Dreadnought Funds are pooled investment

NOTE 3 – RELATED PARTY TRANSACTIONS *(CONTINUED)*

vehicles that are not registered under the Investment Company Act of 1940 in reliance upon Section 3(c)(1) of the 1940 Act.

Under the Agreement, the Company acts as Placement Agent to the Dreadnought Feeder Funds and is authorized to offer and sell Interests and Shares via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement, the Company shall receive 20% of the Management Fee no later than 30 business days following the receipt of payment by Dreadnought Management of the Management Fee related to approved investors. The Company shall receive 10% of the Incentive Allocation not later than 30 business days following receipt of Dreadnought GP's allocation related to approved investors. For the years ended December 31, 2016 and December 31, 2015, the Placement Fee Income from the Dreadnought Feeder Funds amounted to $346 and $2,886, respectively.

On May 25, 2016 Dreadnought GP and the Board of Directors of the Offshore Feeder Fund each agreed that the Dreadnought Funds would not continue operations; and that an orderly liquidation, dissolution and winding up of operations of each of the Dreadnought Funds be finalized by December 31, 2016.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016 and December 31, 2015, the Company had net capital of $59,186 and $74,945, respectively, which were $54,186 and $69,945 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 and December 31, 2015 were 0.30 to 1 and 0.29 to 1, respectively.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

NOTE 5 – CONCENTRATION OF CREDIT RISK *(CONTINUED)*

For the years ended December 31, 2016 and 2015, 100% of the Company's gross commission revenue trades were executed by Pershing, LLC.

For the years ended December 31, 2016 and 2015, 100% of the Company's performance fee revenue was derived from two investment partnerships. 100% of total accounts receivable was owed by one of these customers.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

WFS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

AS OF DECEMBER 31, 2016 AND 2015

Schedule I:

		2016		2015
Net Capital				
Total member's equity	$	93,882	$	109,308
Deductions and/or charges:				
Non-allowable assets:				
Receivables from non-customers		(27,321)		(26,896)
Prepaid expenses		(7,375)		(7,467)
Total non-allowable assets	$	(34,696)	$	(34,363)
Total Net Capital	$	59,186	$	74,945
Aggregate Indebtedness				
Items included in the statement of financial condition:				
Accounts payable and accrued expenses	$	15,450	$	14,068
Due to member for administrative services		2,180		7,316
Total Aggregate Indebtedness	$	17,630	$	21,384
Computation of Basic Net Capital Requirements				
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	1,175	$	1,426
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000	$	5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$	5,000	$	5,000
Excess net capital	$	54,186	$	69,945
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	53,186	$	68,945
Percentage of aggregate indebtedness to net capital		30%		29%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016 and 2015.

See report of independent registered public accounting firm

WFS, LLC

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Schedule II:

The Company is exempt from the reserve requirements pursuant to rule 15c3-3 under paragraph (k)(2)(ii).

See report of independent registered public accounting firm

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Schedule III:

Information relating to possession or control requirements is not applicable to WFS, LLC as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WFS, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) WFS, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which WFS, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) WFS, LLC stated that WFS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WFS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WFS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP
Boston, MA
February 27, 2017

Assertions Regarding Exemption Provisions

We, as members of management of WFS, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption form the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period of January 1, 2016 through December 31, 2016.

WFS, LLC

By: [signature]

Paul G. Martins, Chief Financial Officer

(Name and Title)

2-28-2017

(Date)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/16

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WFS, LLC
ATTN: FINANCE DEPARTMENT
ONE BOSTON PLACE, SUITE 4100
BOSTON, MA 02108-4494

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $167.41

B. Less payment made with SIPC-6 filed (exclude interest) (43.63)

07/27/16
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 123.78

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $123.78

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $123.78

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WFS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7 day of February, 20 17.

-CFO-
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/16

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$67,635
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	67,635
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	670
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	1
Total deductions	671
2d. SIPC Net Operating Revenues	$66,964
2e. General Assessment @ .0025	$167.41
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc.	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation

WFS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016 AND 2015